                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        Physician Reliance Network, Inc.
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             (Exact name of registrant as specified in its charter)

            Texas                                           75-2495107
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(State of incorporation or organization)                 (I.R.S. employer
                                                        identification no.)
     Two Lincoln Center, Suite 900
          5420 LBJ Freeway
            Dallas, Texas                                      75240
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(Address of principal executive offices)                     (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]



Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each Class to                   Name of each exchange on which
          be so registered                      each class is to be registered
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                None                                        None
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Securities to be registered pursuant to Section 12(g) of the Act:

              Rights to Purchase Series One Junior Preferred Stock
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                               (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         On June 2, 1997, the Board of Directors of Physician Reliance Network, Inc. (the "Company") declared a dividend of one Stock Purchase Right (a "Right") per share of the Company's Common Stock, without par value (the "Common Stock"), outstanding on June 16, 1997 (the "Record Date"). A Right will also accompany each share of the Company's Common Stock issued following the Record Date. Each Right, when it first becomes exercisable, entitles the holder to purchase from the Company one hundredth of one share of Series One Junior Preferred Stock, no par value (the "Series One Junior Preferred Stock"), at an initial exercise price of $60.00 per one-hundredth of one share (the "Exercise Price"), subject to adjustment. The terms and conditions of the Rights are set forth in the Rights Agreement, dated as of June 2, 1997 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

         Initially, the Rights will not be exercisable or transferable apart from the shares of the Common Stock with respect to which they are distributed, and will be evidenced only by the certificates representing shares of Common Stock. The Rights will become exercisable and transferable apart from the Common Stock on a date (the "Exercisability Date") that is the earlier of (a) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below); or (b) the close of business on such date as a majority of the Company's Board of Directors shall determine, which date may occur only following the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. An Exercisability Date shall not be deemed to have occurred solely as the result of the execution, delivery, or performance of the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 11, 1998 among American Oncology Resources, Inc., a Delaware corporation ("AOR"), Diagnostic Acquisition, Inc., and the Company or the Affiliate Agreements ("Affiliate Agreements") dated as of December 11, 1998 among AOR and certain shareholders of the Company (or any announcement relating thereto), or the acquisition, exchange, or cancellation of Common Stock or pursuant to the transactions contemplated by the Merger Agreement. The Rights will be exercisable from the Exercisability Date until the Expiration Date (which is the earlier of (x) June 2, 2007 (the "Final Expiration Date"), (y) the date the Rights are redeemed by the Company (the "Redemption Date") or (z) immediately prior to the effective time of the transactions contemplated by the Merger Agreement), at which time they will expire.

         Except for Texas Oncology, P.A., Dr. Merrick H. Reese, certain other affiliates of the Company, and persons acquiring Common Stock directly from the Company, a person or group becomes an Acquiring Person when such person or group acquires or obtains the rights to acquire beneficial ownership of 18% or more of the then outstanding shares of the Common Stock, or 10% or more of such shares if the Company's Board of Directors, after reasonable inquiry and investigation, declares the acquiring person an Adverse Person under guidelines set forth in the Rights Agreement; provided, however, that neither AOR nor any affiliate of AOR nor any Person party to the Merger Agreement or to the Affiliate Agreements shall be deemed to be an Acquiring Person solely by reason of the execution, delivery, or performance of the Merger Agreement or the Affiliate Agreements, or by the acquisition, exchange, or cancellation of Common Stock of the Company pursuant to the transactions contemplated in the Merger Agreement. The Board of Directors may declare any person to be an Adverse Person after it determines that (i) such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the Company's Common Stock then outstanding and (ii) after reasonable inquiry and investigation, such Person's ownership in the Company is intended to, is reasonably likely to, or will either (x) cause the Company to take action that would provide such person with short-term gain to the detriment of the best long-term interests of the Company and its shareholders, or (y) to have a material adverse impact on the business or prospects of the Company.

         As soon as practicable after the Exercisability Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of the Common Stock as of the close of business on the Exercisability Date.

         Upon the occurrence of an Exercisability Date (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise, the number of shares of the Common Stock (or, in certain circumstances, at the discretion of the Company's Board of Directors, cash, property, other securities of the Company or other consideration) having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right; provided, however, that any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates) will become null and void upon the occurrence of the Flip-In Event. Cash will be paid in lieu of issuing fractional shares of Common Stock pursuant to an exercise of the Rights.

         If, at any time following a Stock Acquisition Date, either (i) the Company is acquired in a merger or other business combination transaction, or
(ii) the Company sells or otherwise transfers more than 50% of its aggregate assets, cash flow, or earning power, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to two times the then current Exercise Price of the Right.

         At any time prior to the earlier of (i) the close of business on the tenth business day following the Stock Acquisition Date, or (b) the close of business on the Final Expiration Date, and in certain other circumstances, the Company's Board of Directors may redeem the Rights, in whole but not in part, at a Redemption Price of $.001 per Right.

         At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after such Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding.

         At any time prior to the Exercisability Date, the Board of Directors may amend any provision of the Rights Agreement in any manner. Thereafter, the Board may amend the Rights Agreement in certain limited respects, including generally (a) to shorten or lengthen any time period under the Rights Agreement or (b) in any manner that the Company's Board of Directors deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board in originally adopting the Rights Plan. Certain amendments (including changes to the Redemption Price, Exercise Price,

Expiration Date, or number of shares for which a Right is exercisable), whether prior to the Exercisability Date or thereafter, are permitted only upon approval by a majority of the Board of Directors.

         Each one-hundredth of one share of Series One Junior Preferred Stock, if issued, will have one vote per hundredth of one share and will vote on all matters submitted to a vote of the Company's shareholders, except as otherwise required by law. Subject to prior dividend rights and sinking fund or redemption or purchase rights which may be applicable to any other fund or redemption or purchase rights which may be applicable to any other series of preferred stock, the holders of the Series One Junior Preferred Stock will be entitled to share ratably in such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion out of funds legally available therefor on a one hundred-to-one basis with respect to the Common Stock. The holders of each one-hundredth of one share of Series One Junior Preferred Stock are entitled to share in any assets remaining after the satisfaction of all prior claims upon liquidation of the Company, including prior claims of any other series of preferred stock, ratably with the holders of each share of the Common Stock. Holders of the Series One Junior Preferred Stock will have no preemptive or other subscription rights, and the Series One Junior Preferred Stock is not subject to redemption.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


Item 2.  Exhibits.

         4.1 Rights Agreement, dated as of June 2, 1997, between Physician Reliance Network, Inc. and Harris Trust and Savings Bank, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 5, 1997).

         4.2 Amendment No. 1 to the Rights Agreement, dated as of December 11, 1998, between Physician Reliance Network, Inc. and Harris Trust and Savings Bank, as Rights Agent.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    PHYSICIAN RELIANCE NETWORK, INC.



Date: December 22, 1998             By: /s/ George P. McGinn, Jr.
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                                        Name:  George P. McGinn, Jr.
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                                        Title: Executive Vice President, General
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                                               Counsel and Secretary
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                                  EXHIBIT INDEX

        Exhibit
        Number                          Description
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         4.1 Rights Agreement, dated as of June 2, 1997, between Physician Reliance Network, Inc. and Harris Trust and Savings Bank, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 5, 1997).

         4.2 Amendment No. 1 to the Rights Agreement, dated as of December 11, 1998, between Physician Reliance Network, Inc. and Harris Trust and Savings Bank, as Rights Agent.